SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2005

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]

Form 20-F  X   Form 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934]

Yes ___  No  X

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SAPIENS ANNOUNCES FIRST QUARTER 2005 RESULTS

Reports losses on its way to return to profitability

Research Triangle Park, N.C. — May 10, 2005 — Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS) announced today unaudited financial results for its fiscal 2005 first quarter ended March 31, 2005.  For the quarter, the company posted revenues of $10.1 million compared with $12.0 million in the fourth quarter of 2004.  Gross profit was $3.5 million, with gross profit margin of 34.6%, compared with 36.4% in the fourth quarter of 2004. The Company reported an operating loss of $2.3 million, compared with an operating loss of $0.8 million in the fourth quarter of 2004.  Net loss for the quarter was $2.6 million, compared with a net loss of $1.7 million in the fourth quarter of 2004.

Itzick Sharir, President and Chief Executive Officer of Sapiens, commented:  "As we had projected at the end of 2004, the first quarter of 2005 represents low revenues as a result of the long sale-cycle in the insurance industry and seasonally low first quarter revenues. In addition, we recorded a one-time expense of $0.76 million relating to previously announced restructuring costs.

"We continue to believe in our financial projections and our plans to return to operational profitability in the coming quarters, as a result of growing revenues coupled with reduced expenses, highlighted by the recent restructuring.

"Our Sapiens INSIGHT™ suite of insurance solutions continues to gain market recognition.  Sapiens INSIGHT™ has been praised by analysts for its innovation and has been categorized as a leading solution for the insurance industry.  We believe that we are finally seeing the early signs of market penetration, as we gain access to new customers in the industry.  We continue to make progress in our long-term business turn-around and we thank our customers, shareholders, investors and employees for their continued confidence and support, in spite of the short term complexity."

[Tables Follow]

Sapiens’ management will host a teleconference at 8:45 a.m. EST on May 10, 2005, to discuss the results and the company's outlook.

Please call the following dial-in numbers to participate:

United States 1-866-860-9642

United Kingdom 0-800-917-5108

International +972-3-918-0600

Israel 03-918-0600

Please call 10 minutes prior to the start time

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FOR ADDITIONAL INFORMATION

Elior Brin Chief Financial Officer Sapiens International Tel: +1-877-554-2426 +972-8-938-2721 E-mail: IR.Sapiens@sapiens.com	Itzick Sharir Chief Executive Officer Sapiens International Tel: +1-877-554-2426 +972-8-938-2721 E-mail: IR.Sapiens@sapiens.com

About Sapiens

Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a member of the Formula Group (NASDAQ: FORTY and TASE: FORT), is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change.  Sapiens’ innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency.  Sapiens operates through its subsidiaries in North America, United Kingdom, EMEA and Asia Pacific and has partnerships with market leaders such as IBM and EDS.  Sapiens’ clients include AXA, Liverpool Victoria, Menora, Norwich Union, OneBeacon, Principal Financial Group, Abbey National, ING and Occidental Fire & Casualty, among others. For more information, please visit http://www.sapiens.com.

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Except for historical information contained herein, the matters set forth in this release, specifically our projections to return to operational profitability in the coming quarters, are forward-looking statements that are dependent on certain risks and uncertainties, including such factors, among others, as market acceptance, market demand, pricing, changing regulatory environments, risks in new product and service development, specific system configurations and software needs of individual customers, the effect of the Company’s accounting policies and other risk factors detailed in the Company’s SEC filings.

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SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Statements of Income
(U.S. Dollars in thousands, except per share amounts)
		For the three months ended
		03/31/2005	03/31/2004
Revenues
Products		$ 4,952	$ 7,721
Consulting and other services		5,150	4,844
Total revenues		10,102	12,565

Cost of revenues
Products		3,758	4,373
Consulting and other services		2,869	2,456
Total cost of revenues		6,627	6,829

Gross Profit		3,475	5,736

Operating expenses
Research and development, net		628	522
Selling, marketing, general and administrative		4,379	5,563
Restructuring expenses		758

Operating Loss		(2,290)	(349)

Financial expenses, net		(371)	(650)
Other income (expenses), net (a)		43	(345)

Net Loss		$ (2,618)	$ (1,344)

Basic and diluted earnings (loss) per share (b)		$ (0.23)	$ (0.13)

Weighted average number of shares used to compute
Basic earnings (loss) per share		11,449	10,747
Diluted earnings (loss) per share (b)		11,449	10,747

Note	a: Includes taxes and minority interest
b: Due to the net loss in 2004 and 2005 the inclusion of dilutive securities would be antidilutive.

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SAPIENS INTERNATIONAL CORPORATION N.V.
Condensed Consolidated Balance Sheets
(U.S. Dollars in thousands)

	31-03-05	31-12-04
Assets

Cash and cash equivalents	$ 8,018	$ 10,942
Short-term investments	9,171	11,156
	17,189	22,098
Trade receivables, net	9,417	10,029
Other current assets	4,930	4,013
Total current assets	31,536	36,140

Property and equipment, net	2,157	2,382
Other assets, net	30,107	30,212

Total assets	$ 63,800	$ 68,734

Liabilities and shareholders' equity

Short-term bank credit and current
maturities of long-term debt	$ 19,459	$ 20,873
Trade payables	1,778	2,718
Other liabilities and accrued expenses	8,350	8,558
Deferred revenue	4,447	3,224
Total current liabilities	34,034	35,373

Long-term debt and other liabilities	2,488	3,035
Convertible debentures, warrants and options	18,314	18,246
Shareholders' equity	8,964	12,080

Total liabilities and shareholders' equity	$ 63,800	$ 68,734

Note:	Certain prior year's amounts have been reclassified to conform with current year presentation

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  May 10, 2005

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and

Corporate Secretary